

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

<u>Via E-mail</u>
Robert F.X. Sillerman
Chief Executive Officer
Viggle Inc.
902 Broadway, 11th Floor
New York, New York 10010

   Re: Viggle Inc. (f/n/a Function(X) Inc.)
     Form 10-K for the Year Ended June 30, 2011
     Filed September 28, 2011
     File No. 000-13803

Dear Mr. Sillerman:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Collins

        Kathleen Collins

cc: <u>Via E-mail</u>
  Mitchell J. Nelson
  Executive Vice President – Viggle Inc.